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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 44)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
      (Title of class of securities)                              (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 OCTOBER 4, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 7
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [_]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [_]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                     182,113,185
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
      BENEFICIALLY                                                                                         (See Item 5)
        OWNED BY            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                182,113,185
          EACH
       REPORTING            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
      PERSON WITH                                                                                          (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,589,458,544

------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       19.35%

------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO

------------------------    --------------------------------------------------------------------------------------------------------

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 3 of 7
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         OLIMPIA S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [_]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]

------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
      BENEFICIALLY                                                                                         (See Item 5)
        OWNED BY            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0
          EACH
       REPORTING            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
      PERSON WITH                                                                                          (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       17.99%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                  This Amendment No. 44 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli & C., Olimpia, Edizione Holding and Edizione Finance are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding or Edizione Finance has been provided by the nominating person or by such nominee director or officer.

ITEM 2.  IDENTITY AND BACKGROUND

         On October 4, 2006, each of Mr. Corrado Passera and Mr. Alessandro Profumo resigned as directors of Olimpia.

         On September 12, 2006, Mr. Alberto Bombassei became a director of Pirelli & C. Mr. Bombassei's present principal occupation is chairman of Brembo S.p.A. and his business address is Via Gaetano Negri 10- Milan 21123, Italy. Mr. Bombassei is an Italian citizen.

         During the past five years, to the knowledge of Pirelli & C. and Olimpia, Mr. Bombassei has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         The information contained in Item 6 below is incorporated herein by reference. On October 4, 2006, Pirelli & C. purchased from each of UCI and BCI certain shares of Olimpia representing, in aggregate, 9.54% of Olimpia's total issued and outstanding share capital for an aggregate purchase price of approximately (euro)1,170,000,000. Pirelli & C. obtained the purchase price from its own available cash resources, including existing lines of credit.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information contained in Item 6 below is incorporated herein by reference.

         Ms. Giulia Ligresti, a director of Pirelli & C., has informed Pirelli &
C. that her husband purchased 465 Telecom Italia Shares on July 7, 2006 at a price per share of (euro)2.1925. The transaction was effected over the Italian Stock Exchange.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to the New Partners Agreement (as that term is defined in Item 3 of Amendment No. 2 to the Statement on Schedule 13D) and to the information relating thereto reported in Amendment No. 40 to the Statement on Schedule 13D. On October 4, 2006, Pirelli & C. purchased all of UCI's and BCI's respective 4.77% stakes in Olimpia, in each case for a purchase price of approximately (euro)585,000,000. After giving effect to those transactions, Pirelli & C. holds 80% of the total share capital of Olimpia. The remaining 20% of Olimpia's share capital is held by Edizione Finance (together with Edizione Holding). On October 4, 2006, Pirelli & C. issued a press release concerning the transactions described above in this Item 6, a copy of which is filed as Exhibit 102.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

102. Press Release, dated as of October 4, 2006, issued by Pirelli & C.

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

    102.      Press Release, dated as of October 4, 2006, issued by Pirelli & C.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    October 6, 2006

                                       PIRELLI & C. S.p.A.


                                       By:    /s/ Anna Chiara Svelto
                                           -----------------------
                                            Name:  Anna Chiara Svelto
                                            Title: Attorney-in-fact


                                       OLIMPIA S.p.A.


                                       By:    /s/ Luciano Gobbi
                                           -----------------------
                                            Name:  Luciano Gobbi
                                            Title: Director and Attorney-in-fact








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